QuickLinks -- Click here to rapidly navigate through this document

[PROSKAUER ROSE LLP LETTERHEAD]

March 20, 2008

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Mail Stop 4720
Washington, D.C. 20549
Attention: Christian T. Sandoe, Senior Counsel

Re:
Ares Capital Corporation (File No. 333-149109)

Dear Mr. Sandoe:

        Ares Capital Corporation (the "Fund") has today filed Amendment No. 2 to its registration statement on Form N-2 last filed on March 14, 2008 (the "Registration Statement"). The amendment sets forth responses to questions we discussed on a telephone conversation on March 19, 2008 as well as additional information.

        Two copies of the amended filing, marked to show changes from the registration statement on Form N-2 filed on March 14, 2008, are enclosed for your convenience with the hard copy of this letter.

        Set forth below are written responses to your verbal comments.

        You asked us to provide information regarding whether or not the Fund's credit facilities impose limitations on the Fund changing its investment objective.

        Under the Fund's Senior Secured Revolving Credit Facility (as defined in the Registration Statement), the Fund must comply with the limitations under the Ares Capital Corporation investment policies regarding the Fund's investment objective. However the investment objective in the investment policies is defined fluidly as "the investment objectives, policies and restrictions that are determined by the Fund's Board of Directors from time to time and disclosed" to the Fund's investment adviser. The Fund notes that Section 13(a) of the Investment Company Act of 1940 (the "ICA") generally requires a vote of a majority of a registered investment company's outstanding voting securities in order to change certain fundamental policies, including certain specified investment policies, of a registered fund, which policies must generally be disclosed by a registered fund in connection with its initial registration under the ICA pursuant to Section 8(a) of the ICA. However, because the Fund is a business development company, it is not generally subject to the requirements of Sections 8(b) or 13(a), because it does not technically "register" under the ICA. As the Fund has not independently adopted fundamental policies, nor determined that its investment objective is a fundamental policy of the Company, its investment objective may be changed by vote of its Board of Directors, without obtaining stockholder approval.

        You asked us to revise the information provided regarding portfolio managers' primary responsibilities to include, at a minimum, information regarding all the members of the Investment Committee.

        The Fund has added disclosure to pages 98 through 100 of the Registration Statement.

        The Fund understands that:

          (a)   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          (b)   Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          (c)   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at 310.284.4544. In addition, we would greatly appreciate any additional written comments by facsimile to 310.557.2193.

Very truly yours,

/s/ MONICA J. SHILLING Monica J. Shilling

Enclosures

cc:
Michael J. Arougheti, Ares Capital Corporation
Michael D. Weiner, Ares Capital Corporation
Michael A. Woronoff

QuickLinks

[PROSKAUER ROSE LLP LETTERHEAD]